Credit Suisse Securities (USA) LLC
Eleven Madison Avenue
New York, New York 10010

Citigroup Global Markets Inc.
338 Greenwich Street
Tower Building

New York, NY 10013

November 16, 2021

VIA EMAIL & EDGAR

Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re: bleuacacia ltd (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-257240)

Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned hereby join the request of the Company that the effectiveness for the above-captioned Registration Statement on Form S-1 filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on November 17, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Freshfields Bruckhaus Deringer US LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the preliminary prospectus dated November 10, 2021 (the “Preliminary Prospectus”) as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

 Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Ryan Kelley
Name: Ryan Kelley
Title: Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Douglas Trauber
Name: Douglas Trauber
Title: Managing Director